April 10, 2009

Evan Jacobson, Staff Attorney
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Halberd Corporation Registration Statement on Form S-1 File March 13, 2009 File No. 333-157958

Dear Mr. Jacobson:

We represent Halberd Corporation (the “Company” or “Halberd”). We are in receipt of your letter dated March 26, 2009 regarding the above referenced filing and the following are our responses:

General

1.
Please include updated interim financial statements with your next amendment.  The updated financial statements should include a balance sheet as of January 31, 2009, and income statements and statements of cash flows for the interim period up to the date of such balance sheet and the comparable period of the preceding fiscal year.  See Rules 8-03 and 8-08 of Regulation S-X.

Answer:	This amendment includes updated financials as of January 31, 2009.

Description of Securities to be Registered, page 8

2.
The outside front cover page of your prospectus states that your common stock does not have voting rights.  However, on page 8, you state: “Our common stock holders are entitled to one non-cumulative vote per share on all matters on which shareholders may vote.”  Please revise so that the disclosure is consistent with your charter.

Answer:	The outside front cover page of the prospectus has been revised since the common stock does have voting rights.

3.	On page 9, you state that “all shares of common stock which are the subject of this private placement are fully paid and non-assessable.” Please revise.

Answer:	This disclosure has been revised to state “all shares of common stock which are being registered in this prospectus are fully paid and non-assessable.

Part II – Information Not Required in the Prospectus

Item 15.  Recent Sales of Unregistered Securities, page 23

4.
We note your disclosure regarding your November 2007 and January 2008 issuance of $300,000 of convertible securities and 1,501 shares of common stock. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration is claimed and state briefly the facts relied upon to make the exemption available.  See Item 701(d) of Regulation S-K.

Answer:
This section has been revised to disclose that the November 2007 and January 2008 issuance of $300,000 of convertible securities and 1,501 shares of common stock were issued under an exemption from at Section 4(2) of the Securities Act of 1933 and to state the facts relied upon for this exemption.

5.
In this section you state that in January 2009 you issued 2,300 shares of common stock in connection with the conversion of your convertible debt into equity.  This disclosure appears to be inconsistent with Note 9 to your financial statements which discusses your January 2009 issuance of 4,508,000 shares of common stock upon conversion of all of the convertible debt into equity, and the issuance of 92,000 shares of common stock, representing the conversion of related accrued interest of $23,000 into equity.  Please explain, or revise your disclosure so that it is consistent.

Answer:	This section has been revised to clarify that that the 2,300 shares in connection with the conversion of the convertible debt reflects the 2,000-1 exchange between the Company and its subsidiary.

Undertakings, page 26

6.	Undertaking 5 appears to vary from Item 512(a)(5)(ii) of Regulation S-K because it does not include the language from paragraph (a)(5). Please revise.

Answer:	The undertakings have been revised to provide the language from paragraph (a)(5).

ANSLOW & JACLIN, LLP

By:  /s/ Anslow & Jaclin, LLP